January 25, 2008
VIA EDGAR AND FACSIMILE
Mr. Gary Todd
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	American Medical Systems Holdings, Inc.
Form 10-K for the fiscal year ended December 30, 2006
Filed February 28, 2007
Form 10-Q for the quarterly period ended September 29, 2007
Form 8-K dated October 29, 2007
File No. 000-30733
Dear Mr. Todd:
Please find below American Medical Systems Holdings, Inc.’s responses to your comments as noted in your letter to American Medical Systems Holdings, Inc. (“AMS” or the “Company”) dated December 18, 2007. We refer to the telephone conversation between Ms. Kathie Lenzen of AMS and Ms. Kirsten Lochhead of your Office, pursuant to which AMS requested and received an extension to submit responses on or before January 25, 2008. For ease of reference, we have reproduced the Staff’s comments below with our response, and as appropriate, proposed disclosure for inclusion in future filings following each comment.
Results of Operations, page 23
In-process research and development, page 27
1.	For the in-process research and development charges recorded in 2006 please expand future filings to disclose the following on a project by project basis:
1)	The nature of the projects acquired;

2)	A summary of values assigned to in-process research and development by technology / product;

3)	A description of the status of development for each significant project at the acquisition date;

4)	A description of the nature and timing of remaining efforts for completion of each significant project, including the estimated completion date; and,

5)	How periods subsequent to the acquisition have been affected by completion of the project and introduction of the technology.

U.S. Securities and Exchange Commission
January 25, 2008
AMS Response to Comment 1:
We will revise our disclosure in future filings in accordance with your comments, to include the following additional information:
During 2006, we recognized in-process research and development charges of $62.1 million related to our acquisition of Laserscope, primarily associated with in-process fiber development which had not yet reached technological feasibility and lacked an alternative future use. This included the development of fibers to treat bladder tumors, strictures and renal cancer, as well as holmium fibers to treat BPH. Development for these therapies was estimated to be less than 50 percent complete at the time of acquisition. We are still in the development stages for these therapies and expect products to be developed from this in-process development to reach marketability after 2008.
During 2006, we recognized an IPR&D charge of $25.6 million related to the acquisition of BioControl Medical, Ltd., for the in-process development of an implantable electrical stimulation device to treat urge incontinence and interstitial cystitis (IC). Since the technology purchased had not yet reached technological feasibility and lacked an alternative future use, the full purchase price of $25.6 million was charged to in-process research and development at the time of acquisition. The development efforts were less than 50 percent complete at the time of the acquisition. We expect to continue international clinical trials in 2008 and expect products to be developed from this in-process development to reach marketability outside the United States in 2009. We anticipate we will begin a clinical trial in the United States for urge incontinence in women late in 2009 or early in 2010.
During 2006, we recognized an IPR&D charge of $4.3 million related to our July 2005 acquisition of Ovion Inc., for the in-process development of a minimally invasive permanent birth control device for women which had not yet reached technological feasibility and lacked an alternative future use. The development efforts were less than 20 percent complete at the time of the acquisition. As of December 30, 2006 we were beginning the enrollment process for a clinical trial, which was suspended during 2007. Currently, we are reviewing whether further design changes are necessary prior to either discontinuing or resuming the clinical trial. The timing of marketability of these products is under review, but likely would not be prior to 2012.
The remaining IPR&D charge recognized in 2006 of $2.1 million related to the acquisition of Solarant Medical, Inc., for the in-process development of a minimally invasive treatment of stress urinary incontinence in women. The development efforts were less than 20 percent complete at the time of the acquisition. Based on initial results of a feasibility study, we do not believe that the initial product will be suitable

U.S. Securities and Exchange Commission
January 25, 2008
for in-office use, and we plan to evaluate other applications of this technology for in-office use.
2.	As a related matter, future filings should present discussion of the status of efforts to complete significant projects, including discussion of the impact of any delays, project revisions or terminations on expected investment return, results of operations and financial condition.
AMS Response to Comment 2:
Consistent with our response to Comment 1, we will revise our disclosure in future filings in accordance with your comments.
Item 9A. Controls and Procedures, page 38
3.	You disclose that management has concluded that disclosure controls and procedures are effective “in ensuring that material information relating to us and our consolidated subsidiaries, which we are required to disclose in the reports we file or submit under the Securities Exchange Act of 1934, was made known to them by others within those entities and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.” The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 3a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e). Please apply this guidance to future filings.
AMS Response to Comment 3:
     In future filings, we will revise our disclosure as follows:
Under the supervision and with the participation of our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act of 1934). Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of [the last day of the period covered by the report].

U.S. Securities and Exchange Commission
January 25, 2008
Consolidated Statements of Operations, page F-5
4.	You present stock-based compensation charges in a footnote on the face of the consolidated statements of operations in a table that presents total stock-based compensation. Consistent with the guidance in SAB Topic 14-F, please revise future filings to present stock-based compensation in a parenthetical note to the appropriate income statement line items or to remove the total stock compensation line from the table. As indicated in that guidance, you may also present the information in the footnotes to the financial statements or within MD&A.
AMS Response to Comment 4:
Beginning with our Report on Form 10-Q for the quarterly period ended March 31, 2007, we no longer present stock-based compensation charges in a footnote on the face of the consolidated statements of operations. This information is now presented in the Stock-Based Compensation footnote (refer to footnote 4 in our Report on Form 10-Q for the quarterly period ended September 29, 2007). We will consistently follow this format in future filings.
Revenue Recognition, page F-10
5.	We see that you follow EITF 00-21 for sales of lasers that have post-sale obligations of installation and advanced training. Tell us and in future filings please disclose how you determine that you have objective and reliable evidence of fair value for the undelivered elements.
AMS Response to Comment 5:
To determine that we have objective and reliable evidence of fair value for each hardware element in an arrangement, we rely upon vendor specific objective evidence (“VSOE”) of fair value using the price we charge when we sell that element separately. If VSOE of fair value is not available for hardware elements, we rely upon vendor objective evidence of fair value in the form of competitor pricing of the same or interchangeable products. To determine the fair value for installation and training services, we rely upon VSOE of fair value using the price we charge when we sell that element separately. To-date we have not entered into a multiple element arrangement where separation of the various elements was not possible. However, in the case where separation is not possible for an element, the element may be combined with other elements and the combined elements would be treated as a single unit of accounting and the appropriate revenue recognition methodology will be applied.
In future filings, we will revise our disclosure regarding revenue recognition for sales of lasers as follows:

U.S. Securities and Exchange Commission
January 25, 2008
Certain sales of lasers have post-sale obligations of installation and advanced training. These obligations are fulfilled after product shipment, and in these cases, we recognize revenue in accordance with the multiple element accounting guidance set forth in Emerging Issues Task Force Issue (“EITF”) No. 00-21, Revenue Arrangements with Multiple Deliverables. For each multiple element arrangement, we determine if each element is a separate unit of accounting pursuant to EITF 00-21 by ensuring that (1) the element has stand alone value to the customer, (2) there is objective evidence of the fair value for the element, and (3) if the arrangement includes a general right of return relative to the delivered item, delivery of the undelivered items is considered probable and in our control. To determine the fair value for each hardware, installation and training services element in an arrangement, we rely primarily upon vendor specific objective evidence (“VSOE”) of fair value using the price charged when we sell that element separately, or in the case of hardware that we do not sell separately, we rely upon vendor objective evidence of fair value in the form of competitor pricing of the same or interchangeable products. We defer revenue attributable to the post-shipment obligations and recognize such revenue when the obligation is fulfilled.
Note 2. Acquisition and Financing of Laserscope, page F-14
6.	We note the disclosure on page F-15 that you considered other factors, including an independent valuation of your assumptions, in determining the portion of the purchase price allocated to intangible assets. While in future filings management may elect to take full responsibility for valuing the intangible assets, if you choose to continue to refer to a valuation expert in any capacity please revise future filings to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.
AMS Response to Comment 6:
In future filings, we will revise our disclosure to remove reference to the independent valuation of our assumptions.
Note 10. Debt, page F-23
7.	We note that you have issued convertible senior subordinated notes. Tell us how you have applied the guidance in SFAS 133 and EITF 00-19 and related literature in evaluating whether the various features of your convertible senior subordinated notes, including for example, the conversion feature and the contingent interest feature, etc., are embedded derivatives that you should separate from the debt host, record as liabilities and account for at fair value under SFAS 133. Your response should specially address each potential embedded derivative.

U.S. Securities and Exchange Commission
January 25, 2008
AMS Response to Comment 7:
Contemporaneously with the issuance of the 3.25 percent Convertible Senior Subordinated Notes due 2036 (the “Notes”), we evaluated whether the conversion feature, overallotment provision, contingent interest payment, make whole premium, and put and call features are embedded derivatives that should be accounted for separately from the debt host, recorded as liabilities and accounted for at fair value under Statement of Financial Accounting Standard (“SFAS”) 133, Accounting for Derivative Instruments and Hedging Activities. The following paragraphs summarize our evaluation and conclusions.
Conversion Option
Under SFAS 133 paragraph 11(a), the stock conversion feature is not required to be bifurcated from the convertible debt if the conversion feature on a standalone basis would be classified as an equity instrument of AMS. Furthermore, paragraph 11(a) of SFAS 133 indicates that certain contracts will not be considered derivative instruments for the purpose of bifurcating embedded derivatives from host contracts. These contracts include “contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.” To determine if the stock conversion feature is indexed to its own stock it must be analyzed under EITF 01-6, The Meaning of “Indexed to a Company’s Own Stock” and to determine if it could be classified as stockholders’ equity it must be analyzed under EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.
After conducting the appropriate analyses, we concluded that the conversion feature is both (1) indexed to our own stock because it meets the provisions of EITF 01-6 and (2) classified in stockholders’ equity in our statement of financial position because it meets the provisions of EITF 00-19. Therefore, the stock conversion feature is not within the scope of SFAS 133 according to paragraph 11(a), and is not required to be bifurcated and separately accounted for as a derivative instrument. Rather, it is considered part of the Notes, and the instrument is one instrument (convertible debt).
Exhibit 1 outlines our detailed analyses and conclusions with respect to the provisions of SFAS 133, EITF 01-6 and EITF 00-19 as they pertain to the conversion option.
Overallotment (“greenshoe”) provision
The underwriters were granted an option, for a 13-day period, to purchase up to an additional $48.75 million principal amount of notes at a price of 100 percent of the notes, less the underwriting discount, plus accrued interest from the original issue date of the Notes. The underwriters could exercise this option solely to cover any overallotments. If the underwriters exercised this option, each was obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional notes proportionate to that underwriter’s initial amount purchased.

U.S. Securities and Exchange Commission
January 25, 2008
We analyzed the overallotment provision and determined that the provision lacked a determinable notional amount. Therefore, we concluded it did not meet the definition of a derivative under SFAS 133 and was not subject to accounting under SFAS 133.
Refer to Exhibit 2 for the details of our analyses and conclusions.
Contingent interest payment
We analyzed the contingent interest payment to determine whether it represents an embedded derivative and, if so, what the accounting implications would be.
After reviewing the requirements of SFAS 133, we concluded that the contingent interest would be considered to be an embedded derivative that should be recorded at fair value. However, we estimated the fair value of the contingent interest to be immaterial ($29,000) and, as a result, no adjustment was made to reflect this feature as a derivative.
Refer to Exhibit 3 for our detailed analyses and conclusions.
Make Whole Premium Upon Designated Event provision
Under the terms of the Notes, upon the occurrence of a designated event, the Company will pay a make whole premium on Notes converted in connection with the designated event by adjusting the conversion rate applicable to the Notes.
We determined that the make whole premium meets the conditions in EITF 01-6 for purposes of determining if a contract is indexed to its own stock and, therefore, it was required to be evaluated under EITF 00-19 to determine whether it would be classified as equity if it were freestanding. The make whole premium results in a modification of the conversion option, which will be settled in shares of the Company, if any, or cash. As such, the make whole premium would not preclude the conversion option from meeting the conditions for equity classification under EITF 00-19.
We therefore concluded that the make whole premium does not result in a requirement to bifurcate the conversion option. Refer to Exhibit 4 for details of our analyses and conclusions.
Put and call features
The put and call features of the Notes allow the holders to “put” the Notes back to the Company or the Company to “call” the Notes. The Notes contain the following put and call features:
          1) Put Option by Holder
          2) Redemption at Option of Issuer
          3) Put Option by Holder Upon a Designated Event
SFAS 133 does not require put and call options that are clearly and closely related to the host contract to be bifurcated from the host contract and accounted for separately.

U.S. Securities and Exchange Commission
January 25, 2008
AMS determined that the put and call features are clearly and closely related to the debt host and therefore they should not be accounted for separately.
Refer to Exhibit 5 for details of our analyses and conclusions.
8.	Please tell us and disclose in future filings, in addition to your disclosure that the guarantees are full and unconditional, whether (a) each of the subsidiary guarantors is 100% owned by the parent company issuer and (b) the guarantees are joint and several. You should provide a separate column for each subsidiary guarantor that is not 100% owned. In addition, you should provide the separate financial statements of non 100% guarantors, as required under paragraph (a) of Item 3-10. If any of the subsidiary guarantees is not joint and several with the guarantees of the other subsidiaries, then each subsidiary guarantor whose guarantee is not joint and several need not include separate financial statements, but the condensed consolidating financial information must include a separate column for each subsidiary guarantor whose guarantee is not joint and several. See Item 3-10(f) and (i) of Regulation S-X.
AMS Response to Comment 8:
We will clarify in future filings that each of the subsidiary guarantors is 100 percent owned by the parent company issuer and the guarantees are joint and several.
Note 13. Industry Segment Information and Foreign Operations, page F-39
9.	We see that you routinely discuss your operations by reference to the women’s health business and the men’s health business, including within MD&A, press releases, and on your website. Please tell us how you considered whether you operate in more than one operating segment. Refer to paragraph 10 of SFAS 131.
AMS Response to Comment 9:
The definition of an operating segment is found in SFAS 131, Disclosures about Segments of an Enterprise and Related Information, 10, and is described as a component of an enterprise:
(a)	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise);

(b)	whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

(c)	for which discrete financial information is available.

U.S. Securities and Exchange Commission
January 25, 2008
We note that all three of these criteria must be met in order to meet the definition of an operating segment (as indicated by the “and” at the end of criteria (b)). Our assessment of each of these criteria is as follows:
(a) Engagement in business activities
AMS engages in business activities to develop and deliver medical solutions regarding pelvic health issues. We have two product lines, known as “Men’s Health” and “Women’s Health.” Both of these product lines generate revenues, and expenses are incurred related to the manufacture and sale of the products. Therefore, these product lines meet the first criteria for an operating segment and should be evaluated further. We note that a significant portion of expenses incurred relate to the entity as a whole and are not specific to either product line. However, almost all operational activities are shared resources, including sales, manufacturing and all general and administrative functions, thereby making separate profitability determinations of these product lines difficult, if not impossible.
(b) Results reviewed by chief operating decision maker
As noted in SFAS 131 paragraph 12, the term “chief operating decision maker” identifies a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the segments of an enterprise. Furthermore, paragraph 12 states that often the chief operating decision maker of an enterprise is its chief executive officer or chief operating officer, but it may be a group consisting of, for example, the enterprise’s president, executive vice presidents, and others.
In our case, key operating decisions are made by a group consisting of the CEO, COO and CFO, who collectively review financial information to assess performance and make decisions regarding allocation of resources to various areas of the business. Per SFAS 131 paragraph 14, an operating segment generally has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment. In addition, the chief operating decision maker also may be the segment manager for certain operating segments. We appointed a Vice President & General Manager of Women’s Health in June 2006, and a Vice President and General Manager of Men’s Health in January 2007. These positions are accountable to the chief operating decision makers and are directly responsible for their respective product lines.
Although we have three different manufacturing entities (Minnesota, California and Arizona), each entity reports to one VP of Manufacturing who in turn reports to the COO. A similar structure also applies to sales, research, and all other functional areas.
We conclude that the chief operating decision makers are the CEO, COO and CFO, collectively.
To determine the operating results that are regularly reviewed by the chief operating decision makers, we first reviewed the existing monthly internal management

U.S. Securities and Exchange Commission
January 25, 2008
package for AMS that has historically been the key document used to assess performance and make strategic decisions regarding investment of resources. This management package includes revenue by product line (Men’s Health and Women’s Health), with further breakdowns of revenue by product (Prostate, Male Continence, Erectile, Prolapse, Female Continence, Uterine Health). Geographic revenue results are also provided. However, expenses are reported on a functional basis (sales, R&D, etc.) and are not reported by product line. Gross margin, operating expenses and other key performance indicators are evaluated on a company-wide level. We also noted that the 2007 annual operating plan was not structured by product line (i.e., expense budgets were developed by function and were not identified to specific product lines).
We conclude that the operating results that are currently reviewed by the chief operating decision makers are reported on a company-wide level, indicating that the product lines do not meet the definition of a segment. Therefore, we have only one segment of developing, manufacturing, selling and marketing medical devices.
(c) Discrete financial information is available
Financial information is not currently captured and/or reported in a way that allows evaluation of profitability by the Men’s and Women’s Health overall product lines. The development of the Men’s and Women’s Health markets and our market share and revenue have historically been monitored by product categories. However, discrete financial information including cost of goods sold, expenses, profitability, and assets/liabilities has not been captured by product line.
Operating Segment Conclusion
Based on the analysis above, we conclude that we currently operate one segment of developing, manufacturing, selling and marketing medical devices.
Form 10-Q for the quarterly period ended September 29, 2007
Item 1. Financial Statements
Note 2. Acquisitions, page 6
Restructuring Costs, page 7
10.	We see that you recorded $7.5 million in restructuring costs during 2006 under EITF 95-3 related to the acquisition of Laserscope. Please tell us and revise future filings to (1) more specifically describe the nature of the “adjustments” to increase the liability by $7 million during 2007 and (2) clarify why the 2007 adjustments are appropriately recorded as purchase price under EITF 95-3. Please also disclose whether the corresponding entry was an adjustment of the cost of the acquired company or included in the determination of net income for the period, as required by paragraph 2(b) of the EITF.

U.S. Securities and Exchange Commission
January 25, 2008
AMS Response to Comment 10:
The adjustment to increase the restructuring liability by $7 million during 2007 reflected finalization of our plans to exit certain activities of Laserscope, primarily related to the termination of agreements with several distributors of the Laserscope products, that had been identified at the time of the acquisition. During 2007, we conducted negotiations with these distributors regarding the terms and conditions of terminating our relationship with them. The estimated liability related to these contract terminations was adjusted during 2007 to reflect the refinement of our estimates as a result of additional information obtained during our negotiations with the distributors. Uncertainties remain with respect to the outcome of negotiations with certain of these distributors, and our recorded liability reflects our best estimate of the expected termination payments.
Under EITF 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination, the costs of a plan to exit an activity of an acquired company should be recognized as liabilities assumed in a purchase business combination and included in the allocation of the acquisition cost if specified conditions are met. The timeframe for finalizing the plan to exit an activity is discussed in the second of these conditions, which states the following:
As soon as possible after the consummation date, management having the appropriate level of authority completes the assessment of which activities of the acquired company to exit and approves and commits the combined company to the plan. Although the time required will vary with the circumstances, the finalization of the plan cannot occur beyond one year from the consummation date of the acquisition.
As refinements to the costs estimated to terminate the specific distributor relationships were negotiated in 2007, we adjusted the related liability to reflect the associated changes in estimate. We note that these costs of termination have no future economic benefit to the combined company, are incremental to other costs incurred by either AMS or Laserscope in the conduct of activities prior to the consummation date, and will be incurred as a direct result of the plan to exit the various contracts. Since the contracts that were terminated were known at the time of the acquisition, and the changes in the estimates in the costs to terminate the contracts were the result of negotiation processes that occurred within one year from the consummation date of the acquisition, we included these related adjustments to the contract termination cost liability as an element of cost of the acquired company. In accordance with EITF 95-3, after the one-year finalization period, if we determine the final amount of termination cost is less than our estimated liability, the difference will be recorded to goodwill and will reduce the cost of the Laserscope acquisition. However, if the final amount of termination cost exceeds our estimated liability, the difference will be charged to earnings.
In future filings, we will more specifically describe the nature of the adjustments and clarify why these adjustments are appropriately recorded as purchase price under

U.S. Securities and Exchange Commission
January 25, 2008
EITF 95-3. An example disclosure, based on our third quarter 2007 information, is as follows:
In addition, we established a plan to exit certain contracts and activities of Laserscope at the time of the acquisition, principally the termination of several existing distributor agreements. As a result of this plan, we recorded a liability of $2.0 million in fiscal year 2006 related to our estimate of contract termination costs, which was recognized as a liability assumed in the purchase business combination and reflected as an increase to goodwill. During 2007, we recorded adjustments to increase the liability by $7.0 million to reflect the final negotiated amounts in most cases, and current estimates in some cases, of the related costs to be incurred to terminate the existing distributor agreements. These adjustments were recorded as an increase to the purchase price in accordance with EITF 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination, because they relate to finalization of the exit plan and adjustments to the original estimates that were determined within one year of the acquisition date. As of September 29, 2007, we have made payments and settlements of $3.7 million related to these exit activities. We expect our efforts to resolve these items will continue throughout 2008.
Note 3. Discontinued Operations and Sale of Aesthetics Business, page 10
11.	Please revise future filings to disclose how you valued the 213,435 shares of Iridex unregistered common stock received from the sale of Laserscope’s aesthetics business. Please also disclose in future filings how you are accounting for the common stock and address the accounting implications from the significant decrease in the quoted market price of Iridex common shares since January 2007.
AMS Response to Comment 11:
In future filings, we will revise our disclosure in accordance with your comments. An example disclosure, based on our third quarter 2007 information, is as follows:
Included in investment in technology and other assets is $1.2 million for the value of unregistered Iridex common stock received as partial consideration for the sale of the Laserscope aesthetics business. The common shares are subject to restrictions on sale and were previously accounted for using the cost method. The initial value of the shares reflected a discount for illiquidity due to the restrictions on sale combined with Iridex’ declining financial performance. Due to a December 2007 change in Rule 144 of the Securities Act of 1933 which shortened the holding period requirements for restricted securities, the restrictions on the Iridex shares will now lapse in February 2008. Because the restrictions on the Iridex stock will lapse in less than one year, the stock is now within the scope of SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” and is accounted for as an “available-for-sale” security with changes in value recorded through other comprehensive income, unless any decline in value below

U.S. Securities and Exchange Commission
January 25, 2008
the current book value is considered other-than-temporary, in which case resulting adjustments will be recorded in earnings.
We supplementally advise the staff that although the Iridex stock price had declined from January 2007 through September 2007, due to the favorable trends in the stock price that had occurred late in the third quarter and changes in Iridex’ management team which were considered positive, we concluded that the investment was not other-than-temporarily impaired as of September 29, 2007. We will continue to evaluate the Iridex stock for impairment each quarter and disclose the results of our assessment and the related accounting impacts, if any.
Note 10. Goodwill and Intangible Assets, page 15
12.	Please revise future filings to quantify and describe the composition of the $24 million increase to goodwill for the nine months ended September 30, 2007. Refer to paragraph 45(c) of SFAS 142.
AMS Response to Comment 12:
In accordance with the requirements of SFAS 142, paragraph 45(c), disclosure is required of the changes in the carrying amount of goodwill during the period, including (1) the aggregate amount of goodwill acquired, (2) the aggregate amount of impairment losses recognized, and (3) the amount of goodwill included in the gain or loss on disposal of all or a portion of a reporting unit. We also reviewed Illustration 1 in Appendix C of SFAS 142, which contains illustrations of the financial disclosure requirements of SFAS 142. After reviewing this guidance, we believe our existing disclosure substantially complies with the requirements of SFAS 142 paragraph 45(c). However, to provide further clarity, we will re-label the line item used in the table to better describe the nature of the changes to goodwill, and we will add a cross reference to the footnote describing the Laserscope acquisition. Additionally, we had disclosed in all previous filings, including our annual financial statements for the year ended December 30, 2006, and our quarterly reports for the first and second quarters of 2007, that the Laserscope purchase price allocation was preliminary. An example disclosure based on our third quarter 2007 information is as follows:

U.S. Securities and Exchange Commission
January 25, 2008

Nine Months Ended
(in thousands)	September 29, 2007

Goodwill, beginning of the period	$677,053
Adjustments to goodwill from previous acquisitions	24,248
Effect of currency translation	1,218

Goodwill, end of the period	$702,519

The additional goodwill during the current period relates primarily to adjustments in purchase accounting for the Laserscope acquisition. Refer to Note 2, Acquisitions.
Form 8-K dated October 29, 2007
13.	We see that you present net income, adjusted to exclude the effect of certain charges within the press release furnished as an exhibit to Form 8-K. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including an explanation of why you believe a non-GAAP measure provides useful information to investors and a statement disclosing the additional purposes, if any, for which management uses the non-GAAP measure. Please revise in future filings.
AMS Response to Comment 13:
In future filings of Form 8-K, to the extent that we provide non-GAAP information, we will provide the information required by paragraph (e)(1)(i) of Item 10 of Regulation S-K.

U.S. Securities and Exchange Commission
January 25, 2008
     Pursuant to your request, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please contact me by telephone at (952) 930-6495, by email at Mark.Heggestad@AmericanMedicalSystems.com, or by facsimile at (952) 930-5730.
Sincerely,
Mark A. Heggestad
Executive Vice President and Chief Financial Officer
American Medical Systems Holdings, Inc.
10700 Bren Road West
Minnetonka, MN 55343
cc:	Ross Longhini (American Medical Systems Holdings, Inc.)

Stephen Stenbeck (Ernst & Young LLP)

Thomas Letscher, Esq. (Oppenheimer Wolff & Donnelly LLP)

EXHIBIT 1
Conversion Option
The following paragraphs summarize the Company’s analyses and conclusions with respect to the provisions of SFAS 133, EITF 01-6 and EITF 00-19 as they pertain to the accounting treatment for the conversion option.
Requirements of SFAS 133
SFAS 133 does not require us to bifurcate from the convertible debt the stock conversion feature if that feature on a standalone basis would be classified as an equity instrument of AMS (paragraphs 11(a)). Paragraph 11(a) of SFAS 133 indicates that certain contracts will not be considered derivative instruments for the purpose of bifurcating embedded derivatives from host contracts. These contracts include “contracts issued or held by that reporting entity that are both (1) indexed to our own stock and (2) classified in stockholders’ equity in our statement of financial position.” To determine if the stock conversion feature is indexed to our own stock it must be analyzed under EITF 01-6, and to determine if it could be classified as stockholders’ equity it must be analyzed under EITF 00-19. (As clarified in paragraph 4 of EITF 03-7, the features of an Instrument C-type security are sufficiently different from conventional convertible debt; therefore, paragraphs 12-32 of EITF 00-19 should be applied in determining whether the conversion feature meets the criteria for classification as permanent equity.)
Evaluation of the requirements of EITF 01-6
EITF 01-6 states that an instrument is considered indexed to a company’s own stock within the meaning of EITF 00-19 provided that the contingency provisions are not based on an observable market, other than the market for the issuer’s stock, or an observable index, other than those calculated or measured solely by reference to the issuer’s own operations, and once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock. Based on the guidance within EITF 01-6, the instrument meets the definition of “indexed to a company’s stock as the instrument’s settlement value is indexed to AMS’ stock.
Evaluation of the requirements of EITF 00-19
Paragraph 8 of EITF 00-19 provides that contracts that require physical settlement or net-share settlement, or contracts that give the company a choice of net-cash settlement be classified as equity provided that the criteria of paragraphs 12 through 32 of EITF 00-19 are also met. The conversion feature can only be net-share settled.
The requirements of paragraphs 12 through 32 of EITF 00-19 below are to be considered in order to determine if the embedded derivative should be classified as a component of stockholders’ equity.

EXHIBIT 1
Conversion Option
1.	The contract permits the company to settle in unregistered shares.

Not applicable for purposes of this instrument. All and any potential shares issuable upon conversion of the Notes are registered.

2.	The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

The number of authorized and available common shares exceeds the number of shares needed to satisfy all existing commitments and we concluded that sufficient shares were available. The maximum number of shares that could be issued to satisfy the conversion of the Notes is zero as of 7/1/2006 since the AMS stock price was less than 130 percent of $19.406, the conversion price of the notes. We have 220 million shares authorized, with about 70 million issued and outstanding as of July 1, 2006. We will need to continue to monitor this provision of the instrument each quarter to determine whether this feature is a derivative, based on the stock price at the time.

3.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

Holders may convert outstanding Notes into shares of AMS common stock at an initial conversion price of $19.406 per share, or 51.5318 shares per $1,000 principal amount of Notes. The maximum number of shares that could be issued to satisfy the conversion of the Notes is 19.3 million shares (373,750 x 51.5318).

4.	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

There is no such requirement.

5.	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

There are no cash settled “top-off” or “make-whole” provisions. There are only stock settled “make-whole” provisions in the event of certain corporate transactions or a fundamental change as defined in the Description of Notes.

EXHIBIT 1
Conversion Option
6.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

There is no such requirement.

7.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

There are no such provisions.

8.	There is no requirement in the contract to post collateral at any point or for any reason.

There is no collateral requirement.
Under EITF 00-19, the stock conversion feature meets the definition of an equity instrument as AMS has met the 8 conditions within paragraphs 12 through 32.
Conclusion
In summary, the conversion feature is both (1) indexed to our own stock because it meets the provisions of EITF 01-6 and (2) classified in stockholders’ equity in our statement of financial position because it meets the provisions of EITF 00-19. Therefore, the stock conversion feature is not within the scope of SFAS 133 according to paragraph 11(a), and is not required to be bifurcated and separately accounted for as a derivative instrument. Rather it is considered part of the Notes and the instrument is one instrument, convertible debt.

EXHIBIT 2
Overallotment provision
The following paragraphs summarize the Company’s analyses and conclusions with respect to the accounting treatment for the overallotment (“greenshoe”) provision of the Notes.
Description of overallotment provision
The underwriters were granted an option, for a 13-day period, to purchase up to an additional $48.75 million principal amount of notes at a price of 100 percent of the notes, less the underwriting discount, plus accrued interest from the original issue date of the Notes. The underwriters could exercise this option solely to cover any overallotments. If the underwriters exercised this option, each would have been obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional notes proportionate to that underwriter’s initial amount purchased.
Evaluation of the requirements of SFAS 133
SFAS 133 generally requires derivatives (as defined in SFAS 133) to be valued at fair value with changes in fair value recognized in earnings (unless certain hedge accounting criteria are met). In connection with the offering of the Notes, the Company granted the initial purchasers of the Notes an option, exercisable for up to 13 days from closing, to purchase up to an additional $48.75 million principal amount of the Notes. This overallotment provision represented a written option on the Company’s debt securities. However, as stated earlier, the overallotment provision could only be exercised to cover overallotments of the Notes (i.e., short sales of the Notes by the initial purchaser during the market stabilization period).
The Company’s greenshoe is considered a “traditional overallotment option” which is summarized further below:
•	Option allowed the underwriter to purchase up to a specified amount of the securities issued within a specific timeframe (in our case, 13 days) after the original offering.

•	Greenshoe amount needed to be shorted at issuance for option to be exercisable later.

•	The Greenshoe amount would have been reduced by any short that was covered by open market transactions.
Because the exception in paragraph 11(a) of FAS 133 does not exempt debt securities from being analyzed as derivatives, the Company was required to analyze the greenshoe to determine if it was a derivative. In order to be considered a derivative under SFAS 133, the instrument must include an underlying and notional amount. DIG A6 states in the response that “the conclusion that a contract has a notional amount as defined in SFAS 133 can be reached only if a reliable means to determine such a quantity exists.” In the case of this overallotment provision, the amount of the Notes that was to be delivered could not be reliably determined until the expiration of the overallotment period

EXHIBIT 2
Overallotment provision
(13 days). The maximum amount was known ($48.75 million) but the actual amount could also have been zero. The amount of the Notes that ultimately is delivered is a function of the price at which the Notes trade during the overallotment period and whether or not the initial purchaser covers the overallotments in the market below the offering price. Without knowledge of (1) the price at which the Notes would trade during the overallotment period and (2) how the initial purchaser would cover the overallotment, a reliable notional amount could not be determined at inception of the contract.
Conclusion
Based on the foregoing, the overallotment provision lacked a determinable notional amount. Therefore, it was reasonable to conclude that the overallotment provision did not meet the definition of a derivative under SFAS 133 and was not subject to accounting under SFAS 133.

EXHIBIT 3
Contingent Interest Payment
The following paragraphs summarize the Company’s analyses and conclusions with respect to the contingent interest payment to determine whether it represents an embedded derivative and, if so, what the accounting implications would be.
Evaluation of the requirements of SFAS 133
SFAS 133 requires that certain embedded derivatives be bifurcated from the host contract and accounted for separately as if the embedded derivative were a freestanding instrument. Paragraph 12 of SFAS 133 requires separate accounting for embedded features if and only if all of the following criteria are met:
1.	The embedded features are not clearly and closely related to the host contract.

The contingent interest is not closely related to the debt since the contingent interest is payable based on trading value of the notes and a significant portion of their value is driven by the value of the Company’s common stock

2.	The contract that embodies both the embedded derivative instrument and the host contract are not remeasured at fair value, with changes in fair value reported in earnings as they occur.

Neither the contract or the contingent interest are measured at fair value with changes reported in earnings.

3.	A separate instrument with the same terms as the embedded derivative instrument would meet the definition of a derivative if evaluated as a freestanding instrument.

If the Company was to sell or separate the contingent interest portion of the contract it would be classified as a freestanding derivative instrument
AMS concluded that all of the above listed criteria are met. Based on this guidance, the contingent interest would be considered to be an embedded derivative which should be recorded at fair value.
With the assistance of our underwriter of these securities, Piper Jaffray, we estimated the fair value on the contingent interest to be immaterial, given the likelihood the contingent interest would never get paid and that, if triggered, the value of the contingent interest is very small in relation to the full debt instrument, i.e. an estimated value of $00.0015 per common share (or approximately $29,000) at the Company’s weighted average cost of capital of 11.4 percent. As a result, no adjustment was made to reflect this feature as a derivative.

EXHIBIT 3
Contingent Interest Payment
Conclusion
The Company concluded that the contingent interest would be considered to be an embedded derivative that should be recorded at fair value. However, we estimated the fair value of the contingent interest to be immaterial, so no adjustment was made to reflect this feature as a derivative.

EXHIBIT 4
Make Whole Premium
The following paragraphs summarize the Company’s analyses and conclusions with respect to the Make Whole Premium Upon Designated Event provision, to determine whether the premium represents an embedded derivative that should be recorded at fair value.
Description of the Make Whole Premium
Per the terms and provisions of the Notes, a designated event is defined as a change in control or if the Company’s common stock is neither listed for trading on a United States national securities exchange nor approved for listing on the Nasdag Stock Market or for trading on an established automated over-the-counter trading market in the United States. If a designed event occurs, the Company will be required to pay a make whole premium on Notes converted in connection with the fundamental change by adjusting the conversion rate applicable to the Notes. This will adjust the make whole premium to equal the conversion price before the fundamental change provision. The amount of the increase in the applicable conversion rate, if any, will be based on the date on which the designated event becomes effective (as defined in the notes) and the price (the “stock price”) paid, or deemed to be paid, per share of the Company’s common stock or cash which is designed to compensate the holder of the convertible debt for the lost option time value of the notes as a result of the designated event.
Evaluation of the requirements of SFAS 133
Paragraph 11(a) of SFAS 133 excludes from scope all derivative instruments that are issued or held by a reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position. For purposes of determining if a contract is “indexed to its own stock,” the provisions of EITF 01-6, The Meaning of “Indexed to a Company’s Own Stock,” paragraph 5, should be considered.
Evaluation of the requirements of EITF 01-6
EITF 01-6, paragraph 5, states, in part:
...that instruments within the scope of this Issue are considered indexed to a company’s own stock within the meaning of Issue 00-19 and paragraph 11(a) of Statement 133 for the issuer provided that (1) the contingency provisions are not based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the issuer’s own operations..., and (2) once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock.
The make whole premium meets the conditions in EITF 01-6 for purposes of determining if a contract is indexed to its own stock since the contingency provisions (i.e., change in control) are not based on an observable market or index, and once the contingent event

EXHIBIT 4
Make Whole Premium
occurs, the settlement amount (i.e., the additional shares or cash to be received upon conversion) is based solely on the issuer’s stock price and the date the event occurs. We do not believe the passage of time impacting the settlement amount results in a contract not meeting condition 2 in paragraph 5 of EITF 01-6 as it is not considered an index. Therefore, because the make whole premium is considered indexed to the Company’s stock, it should be evaluated under EITF 00-19 to determine whether it would be classified as equity if it were freestanding.
Evaluation of the requirements of EITF 00-19
The make whole premium results in a modification of the conversion option that will be settled in shares of the Company, if any, or cash. As such, the make whole premium would not preclude the conversion option from meeting the conditions for equity classification under EITF 00-19. Accordingly, bifurcation of the conversion option is not required.
Conclusion
As a result of the foregoing analysis, AMS concluded that the make whole premium did not result in a requirement to bifurcate the conversion option.

EXHIBIT 5
Put and Call Features
The following paragraphs summarize the Company’s analyses and conclusions with respect to the put and call features of the Notes, and whether these features should be treated as derivatives.
Description of the put and call features
The put and call features of the Notes allow for the holders to “put” the Notes back to the Company or the Company to “call” the Notes. The Notes contain the following put and call features:
1)	Put Option by Holder: The Holders of the notes have the right to require AMS to purchase the notes on July 1 of the years 2013, 2016, 2021, 2026 and 2031. The purchase price payable will be equal to 100 percent of the principal amount of the notes to be purchased plus any accrued and unpaid interest. Any notes purchased by AMS will be paid in cash.

2)	Redemption at Option of Issuer: The Notes may be redeemed by AMS on or after July 6, 2011 for cash, upon not less than 20 days nor more than 60 days’ notice before the redemption date by mail, for a price equal to 100.929 percent of the principal amount of the notes, beginning July 6, 2011 and ending June 30, 2012, and at a price equal to 100.464 percent of the principal amount of the notes, beginning July 1, 2012 and ending June 30, 2016, to be redeemed plus any accrued and unpaid interest.

3)	Put Option by Holder Upon a Designated Event: If AMS undergoes a designated event (as defined in the Note), then the Holder can require the Issuer to purchase all or a portion of the Notes for the principal amount of the Notes plus any accrued and unpaid interest.
Evaluation of the requirements of SFAS 133
SFAS 133 does not require put and call options that are clearly and closely related to the host contract to be bifurcated from the host contract and accounted for separately. Paragraph 61(d) of SFAS 133 indicates that call and put options in debt that require the prepayment of principal are considered to be clearly and closely related to the debt instrument unless both (1) the debt involves a substantial premium or discount and (2) the put or call option is only contingently exercisable and meets the requirements of paragraph 13 of SFAS 133. Because the three different embedded put and call features do not involve a substantial premium or discount, the different features are considered to be clearly and closely related to the debt host as long as they meet the requirements of paragraph 13 of SFAS 133.
Paragraph 13(a) of SFAS 133 questions whether the hybrid instrument could contractually be settled in such a way that the investor (holder) would not recover substantially all of its initial recorded investment. In this case the holder of the instrument will recover substantially all of its initial investment because it will always receive the principal amount of the Notes plus any accrued and unpaid interest.

EXHIBIT 5
Put and Call Features
Paragraph 13(b) of SFAS 133 questions:
1)	Is there a possible future interest rate scenario under which the embedded derivative would at least double the investor’s initial rate of return on the host contract; and

2)	For each of the possible interest rate scenarios under which the investor’s initial rate of return on the host contract would be doubled, would the embedded derivative at the same time result in a rate of return that is at least twice what otherwise would be the then-current market return?
The Notes issued by AMS do not have call or put features that would result in a future interest rate scenario under which the embedded derivative would at least double the investor’s initial rate of return on the host contract.
Conclusion
The call and put features are clearly and closely related to the debt host and not accounted for separately under SFAS 133.